FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Total Voting Rights and Admission of Shares

 1 May 2026

Total Voting Rights and Notification of Admission of Further Securities to Trading (PRM 1.6.4R)

Total Voting Rights

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure and Transparency Rule 5.6.1. As at 30 April 2026 the issued share capital of AstraZeneca PLC with voting rights is 1,550,995,630 ordinary shares of US$0.25. No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,550,995,630.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the UK Financial Conduct Authority's Disclosure and Transparency Rules.

Notification of Admission of Further Securities to Trading (PRM 1.6.4R)

The following notification is made in accordance with The Public Offers and Admissions to Trading Regulations 2024 (POATRs) PRM 1.6.4R.

1	Details of the issuer
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
2	Details of the transferable securities admitted to trading
a)	Name, type and identification code	Ordinary Shares of $0.25 each ISIN: GB0009895292
b)	Regulated market	London Stock Exchange - Main Market
c)	Number of further securities issued and admitted	14,807
d)	Total number of securities in issue following admission	1,550,995,630
e)	Fungibility	Fully fungible with existing Ordinary Shares
3	Admission details
a)	Date of admission	Issued between 1 April 2026 to 30 April 2026 (admitted under a block admission dated 29 January 2021)
b)	Prospectus information	Prospectus: N/A Supplementary: N/A Company's webpage: https://www.astrazeneca.com
c)	Coverage of notification
Admission of shares under the Company's employee share schemes from 1 April 2026 up to 30 April 2026, admitted to trading on the Main Market of the London Stock Exchange under the Company's existing block admission of shares dated 29 January 2021.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 May 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary